UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP

7 Times Square

Times Square Tower

New York, New York 10036

(212) 326-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached is a Notice of Fundamental Change, Anticipated Make-Whole Fundamental Change, Merger Event and Conversion Right to the Holders of all Outstanding Dealertrack Technologies, Inc. (f/k/a DealerTrack Holdings, Inc., “Dealertrack”) 1.50% Senior Convertible Notes due 2017.

NOTICE OF FUNDAMENTAL CHANGE, ANTICIPATED MAKE-WHOLE

FUNDAMENTAL CHANGE, MERGER EVENT AND CONVERSION RIGHT

To the Holders of All Outstanding

DEALERTRACK TECHNOLOGIES, INC. (f/k/a DealerTrack Holdings, Inc.)
1.50% Senior Convertible Notes due 2017

(CUSIP No. 242309AB8)*

Reference is made to the Indenture, dated as of March 5, 2012 (the “Indenture”), among Dealertrack Technologies, Inc., a Delaware corporation (f/k/a DealerTrack Holdings, Inc., the “Company”), as issuer, Dealertrack, Inc. (f/k/a DealerTrack, Inc., the “Subsidiary Guarantor”), as subsidiary guarantor, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the Company’s 1.50% Senior Convertible Notes due 2017 (the “Notes”). This notice is hereby given by the Company, as required by and pursuant to Sections 14.01(b)(iii) and 14.10 of the Indentureof an anticipated Fundamental Change, Make-Whole Fundamental Change and Merger Event (this “Notice”). Capitalized terms used in this Notice, unless otherwise defined herein, have the meanings ascribed to such terms in the Indenture.

Merger Agreement and Tender Offer

The Company has entered into that certain Agreement and Plan of Merger, dated as of June 12, 2015 (the “Merger Agreement”), by and among Cox Automotive, Inc. (“Parent”), Runway Acquisition Co. (“Acquisition Sub”), and the Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) at a price per share of $63.25 (such amount or any higher amount per share of Common Stock that may be paid pursuant to an amended Offer, the “Offer Price”), without interest and subject to tax withholding. Promptly following the consummation of the Offer, (1) Acquisition Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, and each issued and outstanding share of Common Stock (other than certain shares as set forth in the Merger Agreement) will be converted into the right to receive the Offer Price, payable to the holder in cash, without interest and subject to tax withholding and (2) the Common Stock will cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) (together, the “Merger”).

Notice of Anticipated Make-Whole Fundamental Change and Conversion Right

In accordance with Sections 14.01(b)(iii) and 14.10 of the Indenture, the Company hereby gives notice that the consummation of the Merger is expected to occur as soon as practicable following the consummation of the Offer, subject to satisfaction of the conditions in the Merger Agreement, and that the consummation of the Merger would constitute a Fundamental Change, a Make-Whole Fundamental Change and a Merger Event. Solely for the purpose of providing notice under the Indenture, the Company currently anticipates that the consummation of the Merger will occur in the third quarter of 2015. The actual date on which the consummation of the Merger will occur will depend on the date of the commencement of the Offer, the satisfaction of the conditions and the other terms set forth in the Merger Agreement.

On or before the 20th calendar day following the effective date of the Merger, the Company will be required, pursuant to Section 15.02(c) of the Indenture, to send a Fundamental Change Company Notice to the Holders of Notes and the Trustee specifying, inter alia, the Fundamental Change Repurchase Date, which date shall be not less than 20 or more than 35 calendar days following the date of the Fundamental Change Company Notice.

As a result of the anticipated Fundamental Change and Make-Whole Fundamental Change relating to the consummation of the Merger, a Holder’s Notes are currently convertible and may be surrendered for conversion at any time until the Business Day immediately preceding the Fundamental Change Repurchase Date relating to the Merger.

Note that although the Notes are currently convertible, Notes surrendered for conversion will not be eligible for the Make-Whole Conversion Rate Adjustment (as defined below) unless the Notice of Conversion relating to such Notes is received by the Conversion Agent during the Make-Whole Fundamental Change Period (as defined below).

Increase to Conversion Rate Applicable to Notes Surrendered in Connection with Make-Whole Fundamental Change

Pursuant to the terms of Section 14.03 of the Indenture, the Conversion Rate applicable to each Note for which the relevant Notice of Conversion is received by the Conversion Agent during the period from, and including, the actual Effective Date of the Merger to, but not including, the Business Day immediately preceding the Fundamental Change Repurchase Date relating to the Merger (the “Make-Whole Fundamental Change Period”) shall be increased by a number of additional shares of Common Stock (the “Make-Whole Conversion Rate Adjustment”), as described in Section 14.03 of the Indenture.

As of the date hereof, the Conversion Rate under the Indenture is 26.7618 shares of Common Stock per $1,000 principal amount of Notes.

The Make-Whole Conversion Rate Adjustment will be determined by reference to the table set forth in Section 14.03 of the Indenture and based upon the Stock Price and the Effective Date of the Merger. As the holders of Common Stock will receive solely cash consideration in connection with the Merger pursuant to the Merger Agreement, the Stock Price, as used in the Indenture, will be the amount of cash paid per share of Common Stock to such holders pursuant to the Merger Agreement.

Please note: If the Merger is not consummated, the Holders of Notes surrendered for conversion will not be entitled to the Make-Whole Conversion Rate Adjustment.

Effect of Merger on Right to Convert

Pursuant to Section 14.07 of the Indenture, if a Holder converts its Notes at or after the effective time of the Merger, the Notes will be convertible into the kind and amount of property that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to the consummation of the Merger would have been entitled to receive in the Merger, and the Company and the Subsidiary Guarantor will execute with the Trustee a supplemental indenture providing for such change in the right to convert the Notes. Pursuant to the Merger Agreement, the Company’s shareholders are entitled to receive, for each share of Common Stock, a cash amount equal to the Offer Price, without interest and subject to tax withholding.

Conversion Procedure

In order to convert its Notes, such Holder shall (i) in the case of a Global Note, comply with the procedures of the Depositary in effect at that time and, if required, pay funds equal to interest (excluding Additional Interest) payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) of the Indenture and, if required, pay all transfer or similar taxes as set forth in section 14.02(e) of the Indenture and (ii) in the case of a Physical Note (1) complete, manually sign and deliver an irrevocable notice to the Conversion Agent as set forth in the Form of Notice of Conversion (or a facsimile thereof) at the office of the Conversion Agent and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any shares of Common Stock to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Conversion Agent, (3) if required, furnish appropriate endorsements and transfer documents, (4) if required, pay funds equal to interest (excluding Additional Interest) payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) of the Indenture and (5) if required, pay all transfer or similar taxes as set forth in section 14.02(e) of the Indenture.

A Note will be deemed to have been converted immediately prior to the close of business on the date that the Holder has complied with the above requirements.

No Notice of Conversion with respect to any Notes may be surrendered by a Holder thereof if such Holder has also delivered a Fundamental Change Repurchase Notice in respect of such Notes that has not been validly withdrawn.

Miscellaneous

Please refer to the Indenture for a more complete description of the potential change to the Conversion Rate applicable in connection with the Merger, the conversion procedure relating to the Notes, the consideration due upon a conversion of the Notes and when such consideration must be delivered by the Company. In the event of any conflicting information in this Notice and the Indenture, the information in the Indenture will control. Holders of Notes should not assume that the information in this Notice is accurate as of any date other than the date hereof. The Merger is subject to certain conditions in the Merger Agreement and there can be no assurance that such conditions will be satisfied, and consequently there can be no assurance that the Merger will be consummated on the anticipated effective time, or at all.

Important Information

The tender offer for the outstanding Common Stock referred to in this notice has not yet commenced. This notice is not an offer to purchase or a solicitation of an offer to sell shares of Common Stock, nor is it a substitute for the tender offer materials that Parent and Acquisition Sub will file with the SEC. The solicitation and the offer to purchase shares of Common Stock will only be made pursuant to an offer to purchase and related materials that Parent and Acquisition Sub intend to file with the SEC. At the time the tender offer is commenced, Parent and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. HOLDERS OF COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. These materials will be made available to all holders of Common Stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914.

DATED: June 18, 2015
By DEALERTRACK TECHNOLOGIES, INC.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for receiving regulatory approvals and completing the transaction, and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Cox Automotive and Dealertrack operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; and Dealertrack’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Dealertrack’s SEC filings, including Dealertrack’s Annual Report on Form 10-K for the year ended December 31, 2014. These forward-looking statements speak only as of the date of this document and neither Cox Automotive nor Dealertrack assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Dealertrack referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cox Automotive and Runway Acquisition Co. will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Cox Automotive and Runway Acquisition Co. will file tender offer materials on Schedule TO, and thereafter Dealertrack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dealertrack common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Dealertrack files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Dealertrack at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Dealertrack’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.